HOME EQUITY ASSET TRUST 2006-3

_________________________________________

DERIVED INFORMATION  [2/3/06]

[$1,375,500,000]

Senior, Mezzanine & Subordinate Bonds Offered

(Approximate)

[$1,389,500,100]

Total Certificates Offered & Non-Offered

Home Equity Pass-Through Certificates, Series 2006-3

Credit Suisse First Boston Mortgage Securities Corp.

Depositor

[U.S. Bank, N.A.]

Trustee

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates with a file number of 333-127872.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement that will be prepared for the securities offering to which this free writing prospectus relates.  This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus is preliminary, and may be superseded by an additional free writing prospectus provided to you prior to the time you enter into a contract of sale.  This preliminary free writing prospectus is being delivered to you solely to provide you with information about the offering of the Certificates referred to in this preliminary free writing prospectus and to solicit an offer to purchase the Certificates, when, as and if issued.  Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the Certificates until we have accepted your offer to purchase Certificates.  We will not accept any offer by you to purchase Certificates, and you will not have any contractual commitment to purchase any of the Certificates until after you have received the free writing prospectus provided to you prior to the time you enter into a contract of sale. You may withdraw your offer to purchase Certificates at any time prior to our acceptance of your offer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

Statistical Collateral Summary – Aggregate Collateral

All information on the Mortgage Loans is approximate, includes a portion of the prefunding, and is based off of rolled scheduled balances as of the 3/01/06 cutoff date.  Approximately 22.2% of the mortgage loans do not provide for any payments of principal in the first two, three, five or ten years following origination.  The final numbers will be found in the prospectus supplement.   Thirty-day delinquencies and sixty-day delinquencies will represent less than 1.5% and 0.5% of the Mortgage Loans, respectively.  The Original Loan-to-Value (OLTV) ratio displayed in the tables below employs the Combined Loan-to-Value (CLTV) ratio in the case of second liens.

Total Number of Loans	8,367
Total Outstanding Loan Balance	$1,385,458,952*	Min	Max
Average Loan Current Balance	$165,586	$5,894	$1,254,646
Weighted Average Original LTV	80.3%**
Weighted Average Coupon	7.71%	4.50%	14.38%
Arm Weighted Average Coupon	7.58%
Fixed Weighted Average Coupon	8.35%
Weighted Average Margin	5.74%	1.88%	10.20%
Weighted Average FICO (Non-Zero)	627
Weighted Average Age (Months)	3
% First Liens	96.0%
% Second Liens	4.0%
% Arms	83.2%
% Fixed	16.8%
% of Loans with Mortgage Insurance	1.6%

*

Total collateral will be approximately [$1,400,000,100]

**

Note, for second liens, CLTV is employed in this calculation.

				Rem Term
DTI Table	Loan Count	Sched Bal	% Sched Bal	to Maturity	DTI	WAC	FICO	CLTV
<= 20.00	959	77,680,656	5.6	353	13.4	8.67	638	87.0
20.01 - 25.00	496	46,974,752	3.4	349	22.7	8.26	624	84.5
25.01 - 30.00	624	79,011,627	5.7	348	27.6	7.85	621	82.6
30.01 - 35.00	852	126,998,399	9.2	351	32.7	7.74	620	84.0
35.01 - 40.00	1,062	176,656,160	12.8	352	37.7	7.69	625	85.3
40.01 - 45.00	1,534	292,417,917	21.1	352	42.7	7.70	629	85.9
45.01 - 50.00	2,023	419,430,411	30.3	353	47.9	7.59	631	87.5
50.01 - 55.00	760	154,051,769	11.1	349	52.7	7.36	617	83.8
55.01 - 60.00	56	12,177,609	0.9	355	56.2	7.15	618	84.5
65.01 - 70.00	1	59,652	0.0	354	65.7	9.04	642	95.0
Total:	8,367	1,385,458,952	100.0	352	40.8	7.71	627	85.7

		Avg		WA		%	%			%	%		WA
Property Type for Stated Docs	Loan Count	Sched Bal	WAC	Margin	WA DTI	Self Emp	Owner Occupied	WA LTV *	WA FICO	Rate Term	Cash Out	% IO	IO Term
SFR	930	200,648	7.91	6.45	42.1	34.2	96.6	77.5	643	4.7	61.5	21.1	12.7
PUD	55	265,320	8.08	6.69	44.4	39.4	97.6	80.1	652	3.7	52.5	33.7	21.3
CO	53	183,069	7.97	6.55	42.4	16.3	98.1	78.7	649	4.4	55.6	15.9	11.4
2-4F	53	271,056	7.90	6.34	41.5	25.6	84.2	75.0	635	0.0	75.9	15.9	9.5
Total:	1,091	206,474	7.92	6.46	42.2	33.2	95.9	77.6	643	4.3	61.6	21.4	13.0

*

Note, for second liens, CLTV is employed in this calculation.